SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Press release Date January 8, 2010

Danfoss A/S announces delay in launch of cash tender offer to acquire remaining public minority stake in Sauer-Danfoss Inc.

NEW YORK, NY -- (Marketwire - 01/08/10) - Danfoss A/S (“Danfoss”) announced today that it has delayed the launch of its intended cash tender offer (the “Offer”) for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss and its subsidiaries. Danfoss and its subsidiaries currently own approximately 75.7% of the outstanding shares of Sauer-Danfoss common stock.

Danfoss announced on December 22, 2009, its intention to commence the Offer for all shares held by the public minority shareholders of Sauer-Danfoss at $10.10 per share in cash, without interest and less any required withholding tax. The stake of approximately 24.3% not owned by Danfoss and its subsidiaries would be valued at approximately $118,750,000 at the $10.10 per share offer price.

Danfoss has determined to delay the commencement of the Offer because it is discussing certain matters with respect to the Offer (not related to the terms of the Offer) with the Special Committee of the Board of Directors of Sauer-Danfoss (the “Special Committee”).

Danfoss is seeking to resolve these matters with the Special Committee expeditiously and currently plans to commence the Offer as soon as practicable. Danfoss anticipates, but cannot assure, that it will commence the Offer during the week ending January 15, 2010. Danfoss will promptly issue a press release to inform shareholders of any further delay in commencement, or, if these matters cannot be resolved to the satisfaction of Danfoss, any determination by Danfoss not to commence the Offer.

As stated in Danfoss’s December 22, 2009 press release, Danfoss’s sole interest is in acquiring the shares of Sauer-Danfoss that it does not already own and it has no interest in a disposition of its controlling interest in Sauer-Danfoss or in any strategic transaction involving Sauer-Danfoss, other than the proposed Offer.

The Offer, if initiated, would be made directly to the shareholders of Sauer-Danfoss and would be conditioned upon, among other things, the tender of a majority of the shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates or Sauer-Danfoss (the “majority of the minority” condition), which would not be waivable in the Offer, and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer, which condition would be waivable in the Offer. If the Offer is consummated and Danfoss owns at least 90% of the outstanding shares following consummation, Danfoss would cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer. The Offer would not be subject to any financing condition.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

Neither Danfoss nor any of its affiliates has commenced the Offer to which this communication relates, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss common stock. Shareholders of Sauer-Danfoss are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that will be filed with the United States Securities and Exchange Commission (“SEC”) when they become available, because they will contain important information that Sauer-Danfoss shareholders should consider before tendering their shares. Shareholders of Sauer-Danfoss will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.